May 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Re:	Pelican Acquisition Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed May 2, 2025
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-286452

Ladies and Gentlemen:

On behalf of our client, Pelican Acquisition Corporation (“Pelican”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 16, 2025, relating to Pelican’s Registration on Form S-1 filed May 2, 2025.

Pelican is filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 2 to Form S-1 filed May 2, 2025

Item 16. Exhibits and Financial Statement Schedules, page II-2

1.	We note that you have decreased the amount of working capital not held in the trust account to $650,000 from $950,000 as stated on page F-18. Please revise your Underwriting Agreement filed as Exhibit 1.1 for consistency.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure in the Underwriting Agreement filed as Exhibit 1.1 has been revised to address the Staff’s comment.

2.	We note your cover page indicates that if the over-allotment option is exercised by the underwriters in full or in part then “up to 6,109 private units to be purchased by EarlyBirdCapital or its designees”. Please revise your Private Placement Unit Purchase Agreement with EarlyBirdCapital, filed as Exhibit 10.7, to reflect the up to 6,109 private units disclosed in the prospectus, or advise.

Response: We acknowledge the Staff’s comment and advise the Staff that the disclosure in the cover page and Private Placement Unit Purchase Agreement has been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson